Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Repurchase of its CSMA ETNs

New York, June 1, 2016 Credit Suisse AG announced today that it will repurchase at its option its Credit Suisse X-Links Merger Arbitrage ETNs (“CSMA”), as the outstanding principal amount of ETNs is $10,000,000 or less. The repurchase date is expected to be June 13, 2016.

Credit Suisse AG expects to deliver an irrevocable call notice with respect to the repurchase of CSMA to The Depository Trust Company no later than June 7, 2016. The trading day immediately following the date of such irrevocable call notice, which is expected to be June 8, 2016, will be the valuation date applicable to the repurchase of CSMA, subject to postponement due to certain events. Investors will receive a cash payment per ETN in an amount equal to the closing value of CSMA on the valuation date. The repurchase date for the ETNs is expected to be June 13, 2016, which is three business days after the valuation date. Accordingly, the last day of trading for the ETNs is expected to be June 10, 2016.

None of the other ETNs offered by Credit Suisse AG are affected by this announcement.

Repurchase	Ticker Symbol	CUSIP
Credit Suisse X-Links Merger Arbitrage ETNs due October 6, 2020	CSMA	22542D845

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,760 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.